                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                             INLAND RESOURCES INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  457469 20 3
                                ----------------
                                 (CUSIP Number)

                 Julia Heintz Murray, General Counsel - Finance
                           Enron North America Corp.
                (formerly Enron Capital & Trade Resources Corp.)
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-6161
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 21, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-----------------------                                       -----------------
CUSIP NO.:  457469 20 3                                       PAGE 2 OF 8 PAGES
-----------------------                                       -----------------



------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON

              IRS IDENTIFICATION NO. OF ABOVE PERSON

              Joint Energy Development Investments II Limited Partnership
------------- ----------------------------------------------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                 (a) [ ]

              N/A                                                                                                (b) [ ]
------------- ----------------------------------------------------------------------------------------------------------

3             SEC USE ONLY
------------- ----------------------------------------------------------------------------------------------------------

4             SOURCE OF FUNDS

              OO
------------- ----------------------------------------------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              [ ]
------------- ----------------------------------------------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------------------------------------------------

                          7          SOLE VOTING POWER

                                     -0-
          NUMBER OF       ---------- -----------------------------------------------------------------------------------
           SHARES
        BENEFICIALLY      8          SHARED VOTING POWER
          OWNED BY
            EACH                     2,920,975 shares
          REPORTING       ---------- -----------------------------------------------------------------------------------
           PERSON
            WITH          9          SOLE DISPOSITIVE POWER

                                     -0-
                          ---------- -----------------------------------------------------------------------------------

                          10         SHARED DISPOSITIVE POWER

                                     2,920,975 shares
------------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,920,975 shares
------------- ----------------------------------------------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]

              N/A
------------- ----------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.65%
------------- ----------------------------------------------------------------------------------------------------------

14            TYPE OF REPORTING PERSON

              PN
------------- ----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D



-----------------------                                      -----------------
CUSIP NO.:  457469 20 3                                      PAGE 3 OF 8 PAGES
-----------------------                                      -----------------




------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON

              IRS IDENTIFICATION NO. OF ABOVE PERSON


              Enron Corp.
------------- ----------------------------------------------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                 (a) [ ]

              N/A                                                                                                (b) [ ]
------------- ----------------------------------------------------------------------------------------------------------

3             SEC USE ONLY
------------- ----------------------------------------------------------------------------------------------------------

4             SOURCE OF FUNDS


              OO
------------- ----------------------------------------------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]
------------- ----------------------------------------------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Oregon
------------------------------------------------------------------------------------------------------------------------

                          7          SOLE VOTING POWER

       NUMBER OF                     -0-
         SHARES           ---------- -----------------------------------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8          SHARED VOTING POWER
          EACH
       REPORTING                     2,920,975 shares
         PERSON           ---------- -----------------------------------------------------------------------------------
          WITH
                          9          SOLE DISPOSITIVE POWER

                                     -0-
                          ---------- -----------------------------------------------------------------------------------

                          10         SHARED DISPOSITIVE POWER

                                     2,920,975 shares
------------------------------------------------------------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,920,975 shares
------------- ----------------------------------------------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   [ ]

              N/A
------------- ----------------------------------------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.65%
------------- ----------------------------------------------------------------------------------------------------------

14            TYPE OF REPORTING PERSON

              CO
------------------------------------------------------------------------------------------------------------------------

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1997, WHICH WAS AMENDED BY AMENDMENT NO. 1 THERETO FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1998, ITEMS 3, 4, 5, 6 AND 7 OF WHICH ARE HEREBY FURTHER AMENDED BY THE ADDITION OF THE FOLLOWING:

Item 3.  Source and Amount of Funds or Other Consideration:

         On September 21, 1999, JEDI II exchanged the 100,000 shares of the Issuer's Preferred Stock, including $2.2 million of accumulated and unpaid dividends thereon, for (i) 2,920,975 shares of the Issuer's Common Stock and
(ii) 121,973 shares of the Issuer's Series E Redeemable Preferred Stock (the "Series E Preferred Stock"), pursuant to an Exchange Agreement dated as of September 21, 1999, among the Issuer, Inland Production Company, a Texas corporation, Inland Refining, Inc., a Utah corporation, Trust Company of the West, a California trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032 ("Fund V"), TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P., a California limited partnership ("Portfolio," and collectively with Fund V, "TCW"), Inland Holdings LLC, a California limited liability company ("Holdings"), and JEDI II (the "Exchange Agreement"). Under the Exchange Agreement, if any of the outstanding options and warrants of the Issuer, which are exercisable for 1,291,651 shares of Common Stock are exercised, JEDI II has been granted an option at the same exercise price to acquire a number of shares of Common Stock equal to one-third of the shares issued pursuant to such exercised option or warrant. In connection with the Exchange Agreement, the Issuer paid to JEDI II $25,000 and all of its related costs and expenses. The Exchange Agreement is incorporated herein by reference to Exhibit 6.

Item 4.  Purpose of Transaction:

         On September 21, 1999, JEDI II exchanged the 100,000 shares of the Issuer's Preferred Stock, including $2.2 million of accumulated and unpaid dividends thereon, for (i) 2,920,975 shares of the Issuer's Common Stock and
(ii) 121,973 shares of Series E Preferred Stock, pursuant to the Exchange Agreement. Under the Exchange Agreement, if any of the outstanding options and warrants of the Issuer, which are exercisable for 1,291,651 shares of Common Stock are exercised, JEDI II has been granted an option at the same exercise price to acquire a number of shares of Common Stock equal to one-third of the shares issued pursuant to such exercised option or warrant.

         The Series E Preferred Stock accrues dividends on a daily basis. At the option of the Issuer, dividends shall accrue and be paid (i) at the rate of $2.3125 per share per quarter if paid in cash on a current basis in arrears on the dividend payment date for such quarter or (ii) at a rate of $2.875 per share per quarter if accumulated and not paid on the dividend payment date of the quarter in which accrued. Dividends shall be paid on each December 30, March 30, June 29 and September 29, commencing December 30, 1999. Additional dividends shall accrue and be payable on the amount of dividends accrued but unpaid, whether or not declared, compounding quarterly, at a rate of 11.50% per annum. No dividends may be declared or paid on the Issuer's Common Stock or Series Z Preferred Stock while there are any accrued and unpaid dividends on the Series E Preferred Stock and the Issuer's Series D Redeemable Preferred Stock (the "Series D Preferred Stock"). The Series E Preferred Stock has liquidation preference over all other classes and series of stock, except the Issuer's Series D Preferred Stock, in an amount equal to $100.00 per share, together with any accrued and unpaid dividends thereon. The Series E Preferred Stock may be redeemed, in whole or in part, at any time by the Issuer at its option by paying an amount in cash equal to $100.00 per share, together with any accrued and unpaid dividends thereon (the "Series E Redemption Price"). On the earlier of (i) September

21, 2006 or (ii) the redemption of all outstanding shares of the Series D Preferred Stock, all of the outstanding Series E Preferred Stock must be redeemed by the Issuer at the Series E Redemption Price.

         The Series E Preferred Stock votes together with the Issuer's Common Stock, Series D Preferred Stock and Series Z Convertible Preferred Stock (the "Series Z Preferred Stock") as a single class and not as a separate voting group or class, except as mandated by law or by the Issuer's Articles of Incorporation as described below. Each share of the Series E Preferred Stock and the Series D Preferred Stock is entitled to vote with the Common Stock on a share-for-share basis on all matters submitted to the shareholders of the Issuer for approval, and each share of the Series Z Preferred Stock is entitled to vote with the Common Stock on a share-for-share basis, but is entitled to the number of votes that would be equal to the total number of shares of Common Stock into which the Series Z Preferred Stock would be convertible, which is presently one share of Common Stock for each share of Series Z Preferred Stock. Pursuant to the Issuer's Articles of Incorporation, the total number of votes of the combined class of Common Stock, Series E Preferred Stock, Series D Preferred Stock and Series Z Preferred Stock presently outstanding is 39,856,310 votes, of which 3,042,948 votes, representing approximately 7.63% of the total, are owned by JEDI II.

         Pursuant to the Issuer's Articles of Incorporation, the holders of the Series E Preferred Stock, acting separately as a class, have the right to elect one of the members of the Board of Directors of the Issuer. If the number of members of the Issuer's Board increases to a number greater than six, the holders of the Series E Preferred Stock have the right to elect that number of directors equal to one-sixth of the directors comprising the Board. The approval of a majority of the outstanding shares of Series E Preferred Stock, voting as a separate voting group, is required for the authorization or issuance of any additional shares of the Issuer's Series D Preferred Stock or Series E Preferred Stock or the designation of one or more additional series of Class A preferred stock or any other class of stock of the Issuer with dividend, liquidation or redemption rights pari passu with or having priority over or having greater or more beneficial rights per share than the Series E Preferred Stock. Additionally, the approval of 75% of the outstanding shares of Series E Preferred Stock, voting as a separate voting group, is required for the Issuer to: (i) consummate any merger where the Issuer is not the surviving entity or any transaction where the holders of voting stock of the Issuer prior to such transaction own less than 50% of the outstanding voting stock of the Issuer after such transaction unless, in either case, the holders of the Series E Preferred Stock shall receive shares with substantially the same rights and preferences as the Series E Preferred Stock, (ii) consummate any merger in which the holders of the Issuer's Common Stock receive any consideration in exchange for their Common Stock other than common stock of the surviving corporation or securities of the surviving corporation junior to the securities issued to the holders of the Series E Preferred Stock, (iii) sell or transfer substantially all of the Issuer's assets unless, so long as the Series D Preferred Stock is outstanding, (A) at least 60% of the outstanding shares of Series E Preferred Stock is redeemed or (B) holders of the Series E Preferred Stock receive an amount equal to 60% of 10/85ths of the total consideration received by the holders of the Series D Preferred Stock and the Series E Preferred Stock in the same form of consideration as that received by the holders of the Series D Preferred Stock; provided that the consideration received by holders of the Series E Preferred Stock under this clause (iii)(B) shall not have a value less than the amount holders of the Series E Preferred Stock would receive upon the redemption of 20% of the outstanding shares of Series E Preferred Stock, or (iv) modify any rights of the Series E Preferred Stock in any way adverse to the holders of the Series E Preferred Stock.

         JEDI II intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to JEDI II, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, ECMLP II, ECC II, Enron North America Corp., a Delaware corporation formerly known as Enron Capital & Trade Resources Corp. ("ENA"), or any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:

         As of the date of this statement, JEDI II beneficially owns and has the power to vote and dispose of (i) 2,920,975 shares of the Issuer's Common Stock, representing approximately 12.65% of the Issuer's Common Stock outstanding as of September 21, 1999, and (ii) 121,973 shares of the Issuer's Series E Redeemable Preferred Stock. Because ECC II is an indirect, wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all such shares.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, ECMLP II, ECC II, ENA, or any person listed on Schedule I hereto, has effected any transactions in shares of Common Stock of the Issuer during the preceding sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         Pursuant to the Exchange Agreement, JEDI II released the Issuer from all claims, demands and causes of action under the Securities Purchase Agreement dated July 21, 1997, the Registration Rights Agreement dated July 21, 1997 and the Tagalong Agreement dated July 21, 1997, which are filed as Exhibits 1, 2 and 3, respectively.

         JEDI II entered into a Registration Rights Agreement dated as of September 21, 1999 with the Issuer, Holdings, Portfolio, Pengo Securities Corp., a Delaware corporation ("Pengo"), Smith Energy Partnership, a New York general partnership ("SEP"), Randall D. Smith, Jeffrey A. Smith, Barbara Stovall Smith, John W. Adams and Arthur J. Pasmas (collectively, the "Smith Individuals")(Pengo, SEP and the Smith Individuals, together with any of their respective affiliates, the "Smith Group")(the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer granted JEDI II certain demand and piggyback registration rights relating to the Common Stock acquired by JEDI II in the exchange described under Item 4 above. The Registration Rights Agreement is incorporated herein by reference to Exhibit 7.

         In addition, JEDI II entered into a Shareholders Agreement dated as of September 21, 1999 with the Issuer, Holdings, Fund V and the Smith Group. Pursuant to the Shareholders Agreement, if Holdings or any of its affiliates transfers, other than in an offering pursuant to a registration statement or pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act"), any shares of Common Stock or Series Z Preferred Stock held by such transferor to any person other than an affiliate of Holdings in one transaction or a series of related transactions, which transfer or transfers constitute the transfer of a majority of the shares of Common Stock and Series Z Preferred Stock held by Holdings and its affiliates as of September 21, 1999, then each of JEDI II and the Smith Group may sell to the transferee up to the number of shares of Common Stock equal to the product of (i) the total number of shares which JEDI II or the Smith Group, as the case may be, then owns and (ii) a fraction with a numerator equal to the number of shares of Common Stock and Series Z Preferred Stock then being sold by the transferor and a denominator equal to the total number of shares of Common Stock and Series Z Preferred Stock owned by the transferor. If Holdings or any of its affiliates sells, other than in an offering pursuant to a registration statement or pursuant to Rule 144 under the Securities Act, shares of the Issuer's Common Stock or Series Z Preferred Stock in one transaction or a series of related transactions which constitute the transfer of a majority of the then outstanding shares of Common Stock and

Series Z Preferred Stock, then Holdings and/or its affiliates may, at their option, and subject to certain conditions, cause each of the members of JEDI II and the Smith Group to sell to the transferee up to the number of shares of Common Stock equal to the product of (i) the total number of shares of Common Stock which JEDI II or the Smith Group, as the case may be, then owns and (ii) a fraction with a numerator equal to the number of shares of Common Stock and Series Z Preferred Stock then being sold by the transferor and a denominator equal to the total number of shares of Common Stock and Series Z Preferred Stock owned by the transferor. If Holdings, Fund V or Portfolio (or their affiliate transferees) endeavors to purchase shares of Common Stock from any person (other than a party to the Shareholders Agreement or an affiliate), Holdings has agreed to offer to buy a proportionate number of shares of Common Stock from each member of the Smith Group and JEDI II equal in aggregate amount to the amount they endeavor to purchase or the total number of shares of Common Stock then held by members of the Smith Group and JEDI II, whichever is less, based on the number of shares of Common Stock to be purchased by Holdings, Fund V or Portfolio (or their affiliate transferees). Holdings, JEDI II and the Smith Group also agreed with each other to vote their respective shares of voting stock to ensure that (i) the Board of Directors of the Issuer consists of six members and (ii) one member is designated for election to the Board by the holders of Common Stock and Series Z Preferred Stock. Each of JEDI II and Holdings further agreed that neither it nor its affiliates would vote their shares of Common Stock and Series Z Preferred Stock in the election of such one designated Board member so long as they own Series E Preferred Stock or Series D Preferred Stock and the Smith Group continues to hold 10% or more of the combined outstanding shares of Common Stock and Series Z Preferred Stock; provided, that if Holdings and its affiliates do not at such time hold enough Series D Preferred Stock to entitle it and its affiliates to elect four members to the Board, then Holdings may vote an amount of its Common Stock proportionate to the reduction in number of directors it and its affiliates are entitled to designate pursuant to the terms of the Series D Preferred Stock. Each member of the Smith Group agreed not to vote its shares of Common Stock for the election of directors so long as the Smith Group continues to hold 10% or more of the combined outstanding shares of Common Stock and Series Z Preferred Stock. If the Smith Group does not vote its shares of Common Stock for the election of directors, then both Holdings and JEDI II and their affiliates may vote their Common Stock and Series Z Preferred Stock for the election of any director elected by the holders of Common Stock, in addition to directors that may be elected by the holders of the Series D Preferred Stock or the Series E Preferred Stock. The Shareholders Agreement is incorporated herein by reference to Exhibit 8.

Item 7.  Material to be Filed as Exhibits:

            Exhibit 6:     Exchange Agreement dated as of September 21,
                           1999, among the Issuer, Inland Production Company, Inland Refining, Inc., TCW, Holdings and JEDI II.

            Exhibit 7: Registration Rights Agreement dated as of September 21, 1999, among the Issuer, Holdings, Portfolio, JEDI II and the Smith Group.

            Exhibit 8: Shareholders Agreement dated as of September 21, 1999, among the Issuer, Holdings, Fund V, JEDI II and the Smith Group.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  October 8, 1999          JOINT ENERGY DEVELOPMENT INVESTMENTS
                                II LIMITED PARTNERSHIP

                                By: Enron Capital Management II Limited
                                    Partnership, its general partner

                                By: Enron Capital II Corp., its general partner

                                By:  /s/ ANGUS H. DAVIS
                                    -------------------------------------------
                                Name:    Angus H. Davis
                                Title:   Vice President and Secretary

Date:  October 8, 1999          ENRON CORP.


                                By:  /s/ ANGUS H. DAVIS
                                    -------------------------------------------
                                Name:    Angus H. Davis
                                Title:   Vice President and
                                         Deputy Corporate Secretary

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.



Name and Business Address                                  Citizenship                    Position and Occupation
-------------------------                                  -----------                    -----------------------

1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                                            U.S.A.                   Director and Chairman, Chief
                                                                                       Executive Officer and Managing
                                                                                       Director

James V. Derrick, Jr.                                         U.S.A.                   Director

Kevin P. Hannon                                               U.S.A.                   Director, President and Managing
                                                                                       Director

Richard B. Buy                                                U.S.A.                   Managing Director

Andrew S. Fastow                                              U.S.A.                   Managing Director

Michael J. Kopper                                             U.S.A.                   Managing Director

Jeffrey McMahon                                               U.S.A.                   Managing Director, Finance and
                                                                                       Treasurer

Mark E. Haedicke                                              U.S.A.                   Managing Director and General
                                                                                       Counsel

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.



Name and Business Address                                  Citizenship                   Position and Occupation
-------------------------                                  -----------                   -----------------------

Robert A. Belfer                                              U.S.A.                   Director; Chairman, President and
767 Fifth Avenue, 46th Fl.                                                             Chief Executive Officer, Belco Oil &
New York, NY  10153                                                                    Gas Corp.

Norman P. Blake, Jr.                                          U.S.A.                   Director; Chairman, President
Promus Hotel Corp.                                                                     and Chief Executive Officer,
755 Crossover Lane                                                                     Promus Hotel Corp.
Memphis, TN  38117-4900

Ronnie C. Chan                                                U.S.A.                   Director; Chairman of
Hang Lung Development                                                                  Hang Lung Development Group
     Company Limited
28/F, Standard Chartered
     Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                                U.S.A.                   Director; Investments
5851 San Felipe, Suite 850
Houston, TX  77057

Joe H. Foy                                                    U.S.A.                   Director;
404 Highridge Dr.                                                                      Retired Senior Partner,
Kerrville, TX  78028                                                                   Bracewell & Patterson, L.L.P.

Wendy L. Gramm                                                U.S.A.                   Director; Former Chairman,
P. O. Box 39134                                                                        U.S. Commodity Futures
Washington, D.C.  20016                                                                Trading Commission

Ken L. Harrison                                               U.S.A.                   Director; Chairman and Chief
121 S. W. Salmon Street                                                                Executive Officer of Portland
Portland, OR  97204                                                                    General Electric Company

Robert K. Jaedicke                                            U.S.A.                   Director; Professor (Emeritus)
Graduate School Business                                                               Graduate School of Business
Stanford University                                                                    Stanford University
Stanford, CA  94305

Charles A. LeMaistre                                          U.S.A.                   Director; President
13104 Travis View Loop                                                                 (Emeritus), University of Texas
Austin, TX  78732                                                                      M.D. Anderson Cancer Center

Rebecca P. Mark                                               U.S.A.                   Director; Chairman and
                                                                                       Chief Executive Officer,
                                                                                       Azurix Corp.

John Mendelsohn                                               U.S.A.                   Director; President,
University of Texas                                                                    University of Texas
M.D. Anderson Cancer Center                                                            M.D. Anderson Cancer Center
1515 Holcombe
Houston, TX  77030

Jerome J. Meyer                                               U.S.A.                   Director; Chairman and Chief
26600 S. W. Parkway                                                                    Executive Officer,
Building 63; P. O. Box 1000                                                            Tektronix, Inc.
Wilsonville, OR  97070-1000

John A. Urquhart                                              U.S.A.                   Director; Senior Advisor to the
John A. Urquhart Assoc.                                                                Chairman of Enron Corp.;
111 Beach Road                                                                         President,
Fairfield, CT  06430                                                                   John A. Urquhart Associates

John Wakeham                                                   U.K.                    Director; Former U.K. Secretary
Pingleston House                                                                       of State for Energy and Leader
Old Alresford                                                                          of the Houses of Commons
Hampshire S024 9TB                                                                     and Lords
United Kingdom

Herbert S. Winokur, Jr.                                       U.S.A.                   Director; President, Winokur &
Winokur & Associates, Inc.                                                             Associates, Inc.
30 East Elm Ct.
Greenwich, CT  06830

Each of the following persons' business address is:

1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                                                U.S.A.                   Director; Chairman and Chief
                                                                                       Executive Officer

J. Clifford Baxter                                            U.S.A.                   Chairman of the Board, Chief
                                                                                       Executive Officer and
                                                                                       Managing Director, Enron
                                                                                       North America Corp.

Richard A. Causey                                             U.S.A.                   Executive Vice President and
                                                                                       Chief Accounting Officer

James V. Derrick, Jr.                                         U.S.A.                   Executive Vice President and
                                                                                       General Counsel

Andrew S. Fastow                                              U.S.A.                   Executive Vice President and
                                                                                       Chief Financial Officer

Mark A. Frevert                                               U.S.A.                   President and Chief
                                                                                       Executive Officer,
                                                                                       Enron Europe Limited

Stanley C. Horton                                             U.S.A.                   Chairman and Chief
                                                                                       Executive Officer,
                                                                                       Enron Gas Pipeline Group


J. Mark Metts                                                 U.S.A.                   Executive Vice President, Corporate
                                                                                       Development, Enron Corp.

Lou L. Pai                                                    U.S.A.                   Chairman, President and
                                                                                       Chief Executive Officer,
                                                                                       Enron Energy Services, Inc.

Kenneth D. Rice                                               U.S.A.                   Co-Chairman and Co-Chief
                                                                                       Executive Officer and
                                                                                       President, Enron
                                                                                       Communications, Inc.

Jeffrey K. Skilling                                           U.S.A.                   Director; President and
                                                                                       Chief Operating Officer,
                                                                                       Enron Corp.

Joseph W. Sutton                                              U.S.A.                   Vice Chairman, Enron Corp.